SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 7, 2002

CHURCHILL DOWNS INCORPORATED
(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification No.)

700 Central Avenue, Louisville, KY 40208
Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

NOT APPLICABLE
(Former name or former address, if changed since last report)

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CHURCHILL DOWNS INCORPORATED

I N D E X

ITEM 1-4.   Not applicable

ITEM 5.   Other Events

                   Copy of press release is set forth in Exhibit 99 to this filing and incorporated herein by reference

ITEM 6.   Not applicable

ITEM 7.   Financial statements and exhibits

    (a) Financial statements of business acquired
        Not applicable

    (b) Pro forma financial information
        Not applicable

    (c) Exhibits
        - Exhibit 99   Press release dated May 7, 2002

ITEM 8-9.   Not applicable

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

May 7, 2002   \s\Robert L. Decker
                               Robert L. Decker
                               Executive Vice President and Chief Financial
                               Officer
                               (Principal Financial Officer)

May 7, 2002   \s\Michael E. Miller
                               Michael E. Miller
                               Senior Vice President, Finance
                               (Principal Accounting Officer)

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FOR IMMEDIATE RELEASE   Contact: Mike Ogburn
                                         (502) 636-4415, office
                                         (502) 262-0224, cellular
                                         mogburn@kyderby.com

**CHURCHILL DOWNS INCORPORATED REPORTS FIRST QUARTER RESULTS**

LOUISVILLE, Ky. (May 7, 2002) – Churchill Downs Incorporated (Nasdaq: CHDN) ("CDI") today reported a loss for the first quarter ended March 31, 2002, that was better than guidance previously provided by the Company.

Net revenues were $31.0 million, down two percent compared with $31.7 million for the same period the year prior. CDI reported a net loss of $12.0 million, or 92 cents per share, compared with a net loss of $11.0 million, or 84 cents per share, in the first quarter of 2001.

The increase in net loss year-over-year was a function primarily of higher insurance costs and lobbying efforts in Kentucky and Indiana. CDI historically does not generate a profit for the first quarter because it conducts virtually no live racing at any of its racetracks during the period.

Thomas H. Meeker, CDI's president and chief executive officer, said, "With the exception of two days of Thoroughbred racing at Calder Race Course, we did not conduct any live racing during the first quarter. The lower revenues compared to a year ago were principally due to 19 fewer days of live racing at Hoosier Park. We also have outsourced our food and beverage operation at Hollywood Park, resulting in lower gross revenues. With the absence of significant racing revenues in the first quarter, we continue to focus on 'best practices' efforts in expense management to curtail our loss for the period.

"A highlight of the first quarter was the creation of a new internal operating unit, Churchill Downs Simulcast Network ("CDSN"), to ensure that we are capitalizing fully on our position as the premier provider of live racing-related content," continued Meeker. "The unit will focus exclusively on national and global simulcast and in-home wagering opportunities, as well as oversee the marketing, sales, operations and data support related to Company-owned racing content. CDSN was initially created as a branded product in 1999, designed to increase the off-track distribution of CDI's simulcast signal. The new CDSN operating unit expands on this original goal by targeting new opportunities in emerging domestic and international markets."

Meeker added, "Looking at the remainder of 2002, we are encouraged by the results of the Kentucky Derby weekend that included a 14.5-percent increase in total wagering on the 11-race Derby card on Saturday and a 15.4-percent increase in total wagering on the Kentucky Oaks

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10-race card on Friday. Initial results from our other tracks are also positive, but it is early in our racing season to support a definitive forecast, especially considering the uncertainty that still surrounds the general economy.

"As expected, we are incurring substantial increases in insurance costs," continued Meeker. "At present, we anticipate earnings for the second quarter will range from $1.66 to $1.71 per diluted share. That would equal or slightly exceed the $1.66 per diluted share in the year-earlier period and result in a year-to-year gain in earnings at mid-year. Our guidance for earnings for the full year remains at $1.77 to $1.87 per diluted share, compared to $1.67 per share in 2001. However, because of the higher expenses and the limited live racetrack experience to date, we are more comfortable at this time with the lower end of that guidance."

A conference call regarding this release is scheduled for Wednesday, May 8, at 9 a.m. (EDT). Investors and other interested parties may listen to the teleconference by accessing the online, real-time Web cast and broadcast of the call at www.churchilldownsincorporated.com or www.companyboardroom.com, or by calling (913) 981-5510 at least 10 minutes before the appointed time. The online replay will be available at approximately 11 a.m. (EDT) and continue for two weeks. An eight-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 479349 when prompted for the access code.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. The Company's racetracks in California, Florida, Illinois, Indiana and Kentucky host 112 graded-stakes events and many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Hollywood Gold Cup and Arlington Million. CDI also owns off-track betting facilities and has interests in various television production, telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the Nasdaq National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

This news release contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The reader is cautioned that such forward-looking statements involve risks and uncertainties that could cause our actual operating results and financial condition to differ materially. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from war and terrorist activities or political uncertainties; the impact of increasing insurance costs; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; a substantial change in law or regulations affecting our pari-mutuel activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional racetrack near our Indiana operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; the impact of interest rate fluctuations; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; the economic environment; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; the loss of our totalisator companies or their inability to keep their technology current; our accountability for environmental contamination; the loss of key personnel and the volatility of our stock price.

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CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31,
(Unaudited)
(In thousands, except per share data)

	2002	2001

Net revenues	$ 30,972	$ 31,715
Operating expenses	39,729	39,263
Gross loss	(8,757)	(7,548)
Selling, general and administrative expenses	8,396	7,834
Operating loss	(17,153)	(15,382)
Other income (expense):		
Interest income	81	113
Interest expense	(2,652)	(3,515)
Miscellaneous, net	(169)	49
	(2,740)	(3,353)
Loss before income tax benefit	(19,893)	(18,735)
Income tax benefit	7,858	7,775
Net loss	$(12,035)	$(10,960)
Basic and diluted net loss per common share	$(0.92)	$(0.84)
Basic and diluted weighted average shares outstanding	13,105	13,045

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION BY OPERATING UNIT
for the three months ended March 31,
(Unaudited)
(In thousands)

	2002	2001
Net Revenues:		
Kentucky Operations	$ 5,596	$ 5,672

Hollywood Park	5,032	5,489
Calder Race Course	1,254	1,254
Arlington Park	6,119	6,392
Hoosier Park	12,036	12,433
CDSN	697	258
Total racing operations	30,734	31,498
Other investments	837	915
Corporate revenues	132	1
Eliminations	(731)	(699)
	$ 30,972	$ 31,715

EBITDA:

Kentucky Operations	$ (5,211)	$ (4,312)
Hollywood Park	(2,217)	(1,535)
Calder Race Course	(3,075)	(2,473)
Arlington Park	(2,261)	(1,548)
Hoosier Park	1,990	1,717
CDSN	263	(206)
Total racing operations	(10,511)	(8,357)
Other investments	(26)	228
Corporate expenses	(1,910)	(2,279)
Eliminations	(60)	-
	$(12,507)	$(10,408)

Operating income (loss):

Kentucky Operations	$ (6,671)	$ (5,749)
Hollywood Park	(3,578)	(2,804)
Calder Race Course	(3,647)	(3,371)
Arlington Park	(2,920)	(2,103)
Hoosier Park	1,607	1,321
CDSN	263	(206)
Total racing operations	(14,946)	(12,912)
Other investments	(286)	(186)
Corporate expenses	(1,883)	(2,284)
Eliminations	(38)	-
	$(17,153)	$(15,382)

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2002 (unaudited)	December 31, 2001	March 31, 2001 (unaudited)
ASSETS			
Current assests:			
Cash and cash equivalents	$ 13,828	$ 15,732	$ 8,066
Restricted cash	1,340	10,535	651
Accounts receivable, net	13,434	28,472	15,099
Deferred income tax assets	10,025	2,806	8,259
Other current assets	6,312	2,177	4,176
Total current assets	44,939	59,722	36,251
Other assets	10,954	10,105	8,546
Plant and equipment, net	339,804	339,419	342,629
Goodwill, net	52,239	52,239	53,285
Intangible assets, net	8,986	9,230	10,046
	$456,922	$470,715	$450,757
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 28,250	$ 40,493	$ 20,803
Accrued expenses	27,815	31,452	27,170
Dividends payable	-	6,549	-
Income taxes payable	-	971	-
Deferred revenue	23,817	14,241	20,581
Long-term debt, current portion	524	561	2,541
Total current liabilities	80,406	94,267	71,095
Long-term debt, due after one year	142,748	132,787	160,774
Other liabilities	12,241	11,302	14,290
Deferred income taxes	15,124	15,124	13,959
Commitments and contingencies	-	-	-
Shareholders' equity:			
Preferred stock, no par value;			
250 shares authorized; no shares issued	-	-	-
Common stock, no par value; 50,000 shares authorized; issued: 13,115 shares March 31, 2002, 13,098 shares December 31, 2001, and 13,084 shares March 31, 2001	125,132	124,750	124,485

Retained earnings	82,815	94,850	68,363
Accumulated other comprehensive loss	(1,479)	(2,300)	(2,144)
Note receivable for common stock	(65)	(65)	(65)
	206,403	217,235	190,639
	$456,922	$470,715	$450,757

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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